June 24, 2010

United States Securities and Exchange Commission

The undersigned, Natalie Barron, hereby states as follows:

Gustavson Associates authored the report entitled " Letter from Gustavson Associates regarding Reserve Estimate and Financial Forecast as to Dejour's Interests in the Gibson Gulch Area, Garfield County, Colorado, dated March 12, 2010, effective January 1, 2010" (the "Technical Report") for Dejour Enterprises Ltd. (the "Company"), portions of which are summarized in the Company's Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on June 24, 2010 (the "Form 20-F").

The undersigned hereby consents to the filing on the Technical Report as an exhibit to the Form 20-F and to the incorporation by reference in the Company's Form F-3 Registration Statement filed with the United States Securities and Exchange Commission on October 22, 2009 (File No. 333-162677) and the Company's Form S-8 Registration Statement filed with the United States Securities and Exchange Commission on January 16, 2009 (333-156772) of the Technical Report, the summary information concerning the Technical Report, and the reference to Gustavson Associates included with such information, as set forth in the Form 20-F.

Natalie Barron

Natalie Barron
Petroleum Engineer
Gustavson Associates, LLC